StoneLiving Securities, LLC

Note 1 - Nature of Business and Summary of Significant Accounting Policies

StoneLiving Securities, LLC (the "Company") was formed on February 22, 2010 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware. There are two members of the Company. The Company was approved as a FINRA/SEC member firm on December 3, 2010. As a registered securities broker-dealer, the Company provides investment banking services to closely held companies throughout the United States. These services are provided in conjunction with consulting services provided by Livingstone Partners, LLC (the "Affiliate").

Aspects of the Limited Liability Company - As a limited liability company, the members' liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the members' interests are in proportion to the number of equity units issued. Allocation of profit, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

Income Taxes - The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on the Company's earnings. Accordingly, the financial statements do not reflect a provision for income taxes, except for Illinois replacement taxes. The Company has no uncertain tax positions.

Cash - The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

StoneLiving Securities, LLC

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Revenue Recognition - Revenue is realized from fees for services provided in connection with the sale of an entity or as a percentage of the amount of securities sold in a financing event, the effect of which is to change the financial structure, control, or ownership of an entity. These fees are recognized as earned when the related transaction is completed.

Management Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of March 31, 2016, the Company had net capital of $131,548, of which $126,548 was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.045 to 1.0.

Note 3 - Major Customers

During the year ended March 31, 2016, the Company's fee revenue was attributable to one customer. There were no balances owed from this customer as of March 31, 2016.

Note 4 - Related Party Transactions

Under an expense sharing agreement, the Company reimburses the Affiliate for expenses that are paid by the Affiliate but that have been allocated to the Company. During the period from April 1, 2015 through March 31, 2016, the amount of expenses paid by the Company to the Affiliate was $46,725. There was no balance due to the Affiliate as of March 31, 2016.

Note 5 - Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of March 31, 2016.

Note 6 - Subsequent Events

The Company has evaluated subsequent events through May 16, 2016, the date the financial statements were available to be issued.